UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Barnes & Noble Education, Inc.

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
06777U101

(CUSIP Number)

August 3, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Except as otherwise provided herein, beneficial ownership information contained herein is given as of the date listed above.

CUSIP No. 06777U101	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION

Abrams Capital Partners II, L.P. – Delaware
Abrams Capital, LLC – Delaware
Abrams Capital Management, LLC – Delaware
Abrams Capital Management, L.P. – Delaware
David Abrams – United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC– 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
6
SHARED VOTING POWER

Abrams Capital Partners II, L.P. - 2,922,188 shares (4,387,304 shares as of August 13, 2015)
Abrams Capital, LLC– 3,432,695 shares (5,154,407 shares as of August 13, 2015)
Abrams Capital Management, LLC–3,627,327 shares (5,446,856 Shares as of August 13, 2015)
Abrams Capital Management, L.P. – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)
David Abrams – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

Refer to Item 4 below.

7
SOLE DISPOSITIVE POWER

Abrams Capital Partners II, L.P.  – 0 shares
Abrams Capital, LLC– 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams– 0 shares

8
SHARED DISPOSITIVE POWER

Abrams Capital Partners II, L.P. – 2,922,188 shares (4,387,304 shares as of August 13, 2015)
Abrams Capital, LLC– 3,432,695 shares (5,154,407 shares as of August 13, 2015)
Abrams Capital Management, LLC–3,627,327 shares (5,446,856 Shares as of August 13, 2015)
Abrams Capital Management, L.P. – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)
David Abrams – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

Refer to Item 4 below.

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Abrams Capital Partners II, L.P.– 2,922,188 shares (4,387,304 shares as of August 13, 2015)
Abrams Capital, LLC– 3,432,695 shares (5,154,407 shares as of August 13, 2015)
Abrams Capital Management, LLC–3,627,327 shares (5,446,856 Shares as of August 13, 2015)
Abrams Capital Management, L.P. – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)
David Abrams – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Abrams Capital Partners II, L.P. - 6.06% (9.10% as of August 13, 2015)
Abrams Capital, LLC– 7.12% (10.69% as of August 13, 2015)
Abrams Capital Management, LLC – 7.53% (11.30% as of August 13, 2015)
Abrams Capital Management, L.P. – 7.53% (11.30% as of August 13, 2015)
David Abrams – 7.53% (11.30% as of August 13, 2015)

Refer to Item 4 below.

12
TYPE OF REPORTING PERSON (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)
Abrams Capital, LLC – OO ( Limited Liability Company)
Abrams Capital Management, LLC – OO ( Limited Liability Company)
Abrams Capital Management, L.P. – OO (Limited Partnership)
David Abrams – IN

CUSIP No. 06777U101	SCHEDULE 13G	Page 3 of 7 Pages

Item 1.	(a) Name of Issuer

Barnes & Noble Education, Inc.

(b) Address of Issuer’s Principal Executive Offices

120 Mountain View Blvd., Basking Ridge, NJ 07920

Item 2.	(a) Name of Person Filing

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

David Abrams

(b) Address of Principal Business Office, or, if none, Residence

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

David Abrams

c/o Abrams Capital Management, L.P.

222 Berkeley Street, 21st Floor

Boston, MA 02116

(c) Citizenship

Abrams Capital Partners II, L.P. – Delaware

Abrams Capital, LLC- Delaware

Abrams Capital Management, LLC - Delaware

Abrams Capital Management, L.P. - Delaware

David Abrams - United States

(d) Title of Class of Securities

Common Stock, $.01 par value per share

(d) CUSIP No.:

06777U101

CUSIP No. 06777U101	SCHEDULE 13G	Page 4 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 06777U101	SCHEDULE 13G	Page 5 of 7 Pages

Item 4. Ownership**

The percentages herein are calculated based upon the statement in the Issuer's Form S-1/A, as filed with the SEC on July 15, 2015, that there were 48,200,000 outstanding shares of Common Stock of the Issuer expected to be outstanding as of August 2, 2015.

(a) Amount beneficially owned

Abrams Capital Partners II, L.P. – 2,922,188 shares (4,387,304 shares as of August 13, 2015)

Abrams Capital, LLC–3,432,695 shares (5,154,407 shares as of August 13, 2015)

Abrams Capital Management, LLC –3,627,327 shares (5,446,856 Shares as of August 13, 2015)

Abrams Capital Management, L.P. – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

David Abrams – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

(b) Percent of class

Abrams Capital Partners II, L.P. -6.06% (9.10% as of August 13, 2015)

Abrams Capital, LLC – 7.12% (10.69% as of August 13, 2015)

Abrams Capital Management, LLC – 7.53% (11.30% as of August 13, 2015)

Abrams Capital Management, L.P. – 7.53% (11.30% as of August 13, 2015)

David Abrams – 7.53% (11.30% as of August 13, 2015)

(c) Number of shares as to which the person has voting and dispositive power:

(i) Sole power to vote or to direct the vote

Abrams Capital Partners II, L.P. – 0 shares

Abrams Capital, LLC–0 shares

Abrams Capital Management, LLC – 0 shares

Abrams Capital Management, L.P. – 0 shares

David Abrams – 0 shares

(ii) Shared power to vote or to direct the vote

Abrams Capital Partners II, L.P. – 2,922,188 shares (4,387,304 shares as of August 13, 2015)

Abrams Capital, LLC–3,432,695 shares (5,154,407 shares as of August 13, 2015)

Abrams Capital Management, LLC – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

Abrams Capital Management, L.P. – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

David Abrams – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

(iii) Sole power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P. – 0 shares

Abrams Capital, LLC–0 shares

Abrams Capital Management, LLC –0 shares

Abrams Capital Management, L.P. – 0 shares

David Abrams – 0 shares

(iv) Shared power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P. – 2,922,188 shares (4,387,304 shares as of August 13, 2015)

Abrams Capital, LLC– 3,432,695 shares (5,154,407 shares as of August 13, 2015)

Abrams Capital Management, LLC – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

Abrams Capital Management, L.P. – 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

David Abrams– 3,627,327 shares (5,446,856 Shares as of August 13, 2015)

** Shares reported herein for Abrams Capital Partners II, L.P. ("ACP II") represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC ("Abrams Capital") represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Abrams Capital Management, L.P. ("Abrams CM LP") and Abrams Capital Management, LLC ("Abrams CM LLC") represent the above-referenced shares beneficially owned by Abrams Capital and shares beneficially owned by another private investment fund for which Abrams CM LP serves as investment manager. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits                   Exhibit

99.1                        Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 06777U101	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2015

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC
Its General Partner

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC
Its General Partner

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

David Abrams

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Individually

CUSIP No. 06777U101	SCHEDULE 13G	Page 7 of 7 Pages

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 13, 2015, is by and among Abrams Capital Partners II, L.P., Abrams Capital, LLC, Abrams Capital Management, LLC, Abrams Capital Management, L.P., and David Abrams (collectively, the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, $.01 par value per share, of Barnes & Noble Education, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party. Executed and delivered as of the date first above written.

Date: August 13, 2015

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC
Its General Partner

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC
Its General Partner

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

David Abrams

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Individually